[redacted]

09057273

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires: February 28, 2010	
Estimated average burden hours per response . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - ~~48183~~ 42152

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Lek Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 Broadway
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Hanuka — (212) 509-5852
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2009
BRANCH OF REGISTRATIONS AND
04 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Section
MAR 02 2009
Washington, DC
106

OATH OR AFFIRMATION

I, Daniel Hanuka, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lek Securities Corporation, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Daniel N. Hanuka
Signature

Chief Financial Officer
Title

Shih-Hsuan Chen
Notary Public

SHIH-HSUAN CHEN
Notary Public, State of New York
No.01CH6120060
Qualified in Queens County
Commission Expires December 13, ~~2008~~ 2012

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEK SECURITIES CORPORATION
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF
FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008

LEK SECURITIES CORPORATION AND SUBSIDIARIES

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Lek Securities Corporation

We have audited the accompanying consolidated statement of financial condition of Lek Securities Corporation and Subsidiaries (the "Company") as of December 31, 2008. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Lek Securities Corporation and Subsidiaries as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the consolidated statement of financial condition. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the consolidated statement of financial condition, but is supplementary information required by Regulation 1.10 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the consolidated statement of financial condition and, in our opinion, is fairly stated, in all material respects, in relation to the consolidated statement of financial condition.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 27, 2009

LEK SECURITIES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS	
Cash and cash equivalents	$ 5,747,380
Cash segregated under federal and other regulations	33,637,211
Receivables from clearing organizations and other broker dealers	7,935,387
Commissions receivable, net of reserve for doubtful accounts of $1,687,067	1,049,210
Due from customers	4,809,242
Deposits with clearing organizations	3,316,747
Securities borrowed	13,126,127
Securities owned:	
Marketable, at fair value	4,113,995
Not readily marketable, at fair value	30,777
Furniture, equipment and leasehold improvements, net	512,226
Prepaid expenses and other assets	260,637
Total assets	$ 74,538,939
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Securities loaned	$ 1,000,401
Payable to clearing organizations and other broker dealers	338,556
Due to customers	53,580,450
Securities sold, not yet purchased, at fair value	24,739
Accounts payable and accrued expenses	5,316,996
Total liabilities	60,261,142
Subordinated borrowings	2,282,714
Stockholders' equity	
Common stock, $1.00 par value, authorized, 10,000 shares, 1,238.67 shares issued and 721.67 shares outstanding	1,239
Additional paid-in capital	1,785,528
Retained earnings	10,751,820
	12,538,587
Less: Treasury stock; 517 shares at cost	(543,504)
Total stockholders' equity	11,995,083
Total liabilities and stockholders' equity	$ 74,538,939

See accompanying notes to consolidated financial statement.

1. Nature of business

Lek Securities Corporation and Subsidiaries (the "Company") was incorporated January 5, 1990 under the laws of the State of Delaware. The Company is a registered broker dealer with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority (the "FINRA"), the Commodity Futures Trading Commission ("CFTC") and is a member of the New York Stock Exchange, the National Futures Association and other principal exchanges. The Company is also a self-clearing member of the Depository Trust and Clearing Corporation, CDS Clearing and Depository Services, Inc. and the Options Clearing Corporation.

The Company is engaged in both providing order management and clearing services to institutions and professional traders.

Lek Securities Europe B.V., a wholly owned foreign subsidiary, is organized under the laws of The Netherlands. This subsidiary is awaiting approval by the regulatory authorities of that country to conduct business as a registered broker dealer. At this time, brokerage operations have not commenced.

Rox Systems, Inc. was incorporated April 14, 2005 under the laws of the state of Illinois. Rox Systems, Inc is the owner of the registered trademarks ROX and GATEWAY TO THE MARKETS and the owner of the ROX trading system and various other trade and clearing related software. The trademarks, copyrights and software are licensed to Lek Securities Corp.

2. Summary of significant accounting policies

Basis of Consolidation

The consolidated financial statements include the accounts of Lek Securities Corporation, its wholly owned subsidiary, Lek Securities Europe B.V, and Rox Systems, Inc. All significant intercompany accounts and transactions have been eliminated.

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the year-end exchange rates while the income statement accounts for the subsidiary are translated at average rates of exchange for the year. Adjustments arising from foreign currency transactions are reflected in the statement of operations.

Cash and Cash Equivalents

Cash and cash equivalents represent cash and highly liquid investments with maturity dates of three months or less from the date of acquisition.

Commissions Receivable

The Company carries its commissions receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its commission receivable and establishes an allowance for doubtful accounts, if necessary, based on a history of past bad debts and collections and current credit conditions. Accounts are written off as uncollectible on a case-by-case basis.

2. Summary of significant accounting policies (continued)

Revenue and Expense Recognition from Securities Transactions

The Company records commission revenues and expenses on a trade-date basis. Securities transactions are recorded on a settlement date basis, which is generally three business days after the trade date. Securities owned by customers, including those that collateralize margin transactions, are not reflected in the accompanying consolidated statement of financial condition. Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral and recorded at contract amounts plus accrued interest. Securities borrowed transactions require the Company to deposit cash and other collateral with the lender. At December 31, 2008, the Company has advanced cash under securities borrowed agreements of $13,126,127. With respect to securities loaned, the Company receives collateral generally in an amount in excess of the market value of the securities loaned. At December 31, 2008, the Company has received collateral under securities loaned agreements of $1,000,401.

The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Furthermore, the Company accrues both interest income and expense on these outstanding debit and credit balances, respectively.

Property and Equipment

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed on a straight-line basis over the estimated useful lives of the assets.

Asset	Estimated Useful Lives
Leasehold improvements	Term of lease
Computer hardware	4 years
Furniture and fixtures	5 years

Income Taxes

For income tax purposes, the shareholders have elected that the Company be treated as an "S" corporation under Subchapter S of the Internal Revenue Code and as a Small Business Corporation under New York State Corporate Franchise Tax Law. Accordingly, no provision has been made for Federal income taxes since the net income or loss of the Company is to be included in the tax returns of the individual shareholders. The provision for income taxes represents primarily state and local taxes for the year ended December 31, 2008.

The Company has adopted FASB Staff Position No. FIN 48-3, which allows certain nonpublic entities to defer the effective date of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), until the annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to apply the deferral and will adopt the provisions of FIN 48 effective January 1, 2009. The Company's accounting policy for evaluating uncertain tax positions during financial statement periods subject to the deferral of FIN 48 is based on the recognition and disclosure criteria for loss contingencies under SFAS No. 5, "Accounting for Contingencies".

2. Summary of significant accounting policies (continued)

The Company complies with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Soft Dollar Arrangements

The Company ensures that any soft dollar arrangements with customers falls within the safe harbor provisions of the Rule 28(e) of the Securities Exchange Act of 1934 ("Rule 28(e)") as amended, which provide for the payment of research, brokerage, quote services and other expenses permissible by Rule 28(e).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS No. 157"), effective January 1, 2008. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. SFAS No. 157 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

2. Summary of significant accounting policies (continued)

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

<u>Government Bonds</u>
The fair value of sovereign government bonds is generally based on quoted prices in active markets. When quoted prices are not available, fair value is determined based on a valuation model that uses inputs that include interest-rate yield curves, cross-currency-basis index spreads, and country credit spreads similar to the bond in terms of issuer, maturity and seniority. Sovereign government bonds are generally categorized in Levels 1 or 2 of the fair value hierarchy.

<u>Municipal Bonds</u>
The fair value of municipal bonds is estimated using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond- or credit-default swap spreads and volatility. These bonds are generally categorized in Level 2 of the fair value hierarchy.

2. Summary of significant accounting policies (continued)

Corporate Bonds

The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), bond spreads or credit default spreads. The spread data used are for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond, or single-name credit default swap spreads and recovery rates based on collateral values as key inputs. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy. In instances where significant inputs are unobservable, they are categorized in Level 3 of the hierarchy.

3. Cash segregated under federal and other regulations

Cash of $28,632,551 is segregated under federal regulations for the exclusive benefit of customers, and $5,004,660 was segregated for proprietary accounts of introducing brokers ('PAIB'). These amounts were sufficient at December 31, 2008, for the Company to meet its responsibility to segregate reserve funds.

4. Receivables from and payable to clearing organizations and other broker-dealers

Amount receivable from and payable to clearing organizations and other broker-dealers at December 31, 2008, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 1,125,454	$ 533
Receivable from /payable to clearing organizations	6,809,933	338,023
	$ 7,935,387	$ 338,556

5. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS No. 157. See Note 1 for a discussion of the Company's policies.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2008:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2008
Assets				
Deposits with clearing organizations	$ -	$ -	$ 16,014	$ 16,014
Securities Owned:				
Marketable, at fair value:				
Obligations of Canadian government	409,150			409,150
Obligations of U.S. government	3,493,182			3,493,182
State and Municiple obligations		15,965		15,965
Corporate bonds		158,895		158,895
Corporate stocks	36,803			36,803
Not readily marketable, at estimated fair value			30,777	30,777
	$ 3,939,135	$ 174,860	$ 46,791	$ 4,160,786
Liabilities:				
Securities sold, not yet purchased, at fair value: Corporate Stocks	$ 24,739	$ -	$ -	$ 24,739

The Company has financial assets classified as Level 3 in the fair value hierarchy consisting of securities not readily marketable, which had a value of $46,791. Both observable and unobservable inputs may be used to determine the fair value of these positions that the Company has classified within the Level 3 category. There were no changes in the Level 3 assets measured at fair value for the year ended December 31, 2008.

6. Property and equipment

Details of property and equipment at December 31, 2008 are as follows:

Leasehold improvements	$ 52,280
Computer hardware	2,205,053
Furniture and fixtures	217,914
	2,475,247
Less accumulated depreciation and amortization	1,963,021
Net book value	$ 512,226

7. Lines of credit

The Company has available lines of credit agreements with financial institutions to borrow up to $90,000,000. At December 31, 2008, there were no borrowings pursuant to the lines of credit agreements.

8. Treasury stock

During 2008, the Company purchased 6 shares of stock from a former stockholder for $97,469. Treasury stock is shown at cost and represents a total of 517 shares of common stock repurchased from current and former stockholders of the Company for $543,504.

9. Stock option plan

In March 1999, the Company established a plan to grant stock options to employees allocating 10% ownership of the Company to the plan. The plan provides that the option price be determined by the Board of Directors at its discretion. The term of the option shall not be more than ten years from the date the option is granted. All options are immediately vested upon the grant date. As of December 31, 2008, the cumulative options activity is as follows: 93 options had been granted, 72 had been exercised, and 7 had been cancelled. During 2008, the Company granted 8 stock options, and 3 were exercised.

9. Stock option plan (continued)

The Company accounts for stock-based compenstation in accordance with the expense recognition provisions of SFAS No. 123(R), *"Share-Based Payment"*, which requires the Company to recognize compensation expense for all new share-based payments made to employees based on the fair value of the share-based payment at the date of grant.

Under the fair value recognition provisions for SFAS 123(R), stock-based compensation cost is estimated at the grant date based on the fair value of the awards expected to vest and recognized as expense ratably over the requisite service period of the award. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants: risk-free interest rate of 2.25%, expected option term of ten years, expected volatility of 27%, and zero dividend yield. During the year ended December 31, 2008, the Company granted 8 options to employees of the Company, of which 5 were at $14,861 on January 1, 2008 and 3 were at $16,580 on December 31, 2008.

Awards granted on or after January 1, 2006 have been accounted for under SFAS 123(R), and the impact on the Company's results of operations of recording stock based compensation for the year ended December 31, 2008, was an expense of $42,335, which is included in general and administrative expenses in the statement of operations.

A summary of the status of the Company's options as of December 31, 2008, and changes during the year then ended, is presented below:

	Number of units	Weighted-Average Exercise Price
Outstanding at January 1, 2008	9	$ 5,737.89
Granted	8	15,505.70
Exercised	(3)	13,957.43
Outstanding at December 31, 2008	14	$ 9,558.16

At December 31, 2008 the following are options outstanding:

Options Outstanding	Exercise Price	Remaining Contractual Life
6	$2,064.92	1
2	$13,550.56	8
3	$14,860.96	9
3	$16,580.26	10

10. Subordinated borrowings

At December 31, 2008, the Company has subordinated borrowings from shareholders pursuant to written subordination agreements. The subordination agreements are subject to the rules and regulations of the Securities and Exchange Commission and, as such, are available in computing net capital (see Note 14) under the Securities and Exchange Commission's uniform net capital rule. The terms of the subordinated loan agreements are as follows:

$201,571, $46,000, and $50,000 loan agreements to a shareholder which mature on December 31, 2009, December 31, 2011, and January 12, 2012, respectively, and bearing interest at 10% per annum.

$40,000, $1,234,143, $561,000, and $150,000 loan agreements to a shareholder which mature on April 30, 2009, December 31, 2009, December 31, 2011, and January 14, 2012, respectively, and bearing interest at 10% per annum.

To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they may not be repaid. During 2008, total interest paid on these loans was $228,271.

11. Contingencies

In the normal course of business, the Company has been named as a defendant in various matters. Management of the Company, after consultation with legal counsel, believes that the resolution of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

12. Profit sharing plan

The Company has a qualified, noncontributory profit sharing retirement plan covering substantially all of its eligible employees. An employee becomes fully vested upon completion of five years of qualifying service. During 2008, the Company accrued $323,550 as a contribution to the plan, which amount is reflected in the consolidated financial statements at December 31, 2008.

13. Commitments

The Company leases office space under operating lease agreements in New York and Chicago. The Chicago lease expires on December 31, 2011. The New York lease expires on September 30, 2009. The following are minimum annual lease payments for the periods ending December 31:

Year ending December 31,		
2009	$	198,937
2010		31,507
2011		31,507
	$	261,951

Rent expense under these agreements for the year ended December 31, 2008 was $287,627.

14. Regulatory requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The Company is also subject to the Commodity Futures Trading Commission's ("CFTC") minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. The Company has elected to compute net capital under the alternative provisions of the Rule, which requires that the Company maintain minimum net capital as defined, equal to the greater of $1,500,000 or 2% of aggregate debit items arising from customer transactions, as defined in SEC Rule 15c3-3. Net capital and aggregate debit items change from day to day. At December 31, 2008, the Company had net capital of $12,789,624 which was $11,289,624 in excess of its required net capital of $1,500,000 under Rule 15c3-1 and under Regulation 1.17.

As a clearing broker, the Company is subject to SEC Rule 15c3-3, as adopted and administered by the SEC. As of January 2, 2009, to comply with its December 31, 2008 requirements, cash in the amount of $34,300,000 has been segregated in a special reserve account for the exclusive benefit of customers exceeding the actual requirements by $2,232,792.

The PAIB Calculation is computed in order for corresponding firms to classify their assets held by the Company as allowable assets in the correspondent's net capital calculation. As of January 2, 2009 the Company's had $3,700,000 segregated in a special reserve account which exceeded the requirement by $969,864 for the exclusive benefit of customers in accordance with its PAIB calculation.

As a clearing broker, the Company is subject to minimum financial requirements pursuant to Commodity Futures Trading Commission Regulation 1.17. At December 31, 2008 the Company had cash of $100,000 and net equity with futures brokers of $248,830 as segregated funds under segregation requirements for customers trading on U.S. commodity exchanges pursuant to section 4(d)2 and under the Commodity Exchange Act.

15. Financial instruments with off-balance-sheet risk

In the normal course of business, the Company engages in activities involving the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requiremens are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

15. Financial instruments with off-balance-sheet risk (continued)

Securities sold, not yet purchased are recorded as liabilities in the statement of financial condition and have market risk to the extent that the Company, in satisfying its obligation, may have to purchase securities at a higher value than that recorded in the consolidated statement of financial condition. The Company enters into these positions, from time to time, as it conducts its business for its customers.

16. Concentrations of credit risk

The Company maintains its cash balances in various large financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution, through December 31, 2009. The Company has selected these banks based on their strong capital base and limited exposure to subprime debt and other toxic assets. Management believes that in the unlikely event that these banks were to fail the US government would protect these deposits.

17. Subsequent events

The Company has applied with the Mexican Commission Nacional Bancaria y de Valores (CNBV) to register a representative branch office in Santa Fe, Mexico.

LEK SECURITIES CORPORATION AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGULATION 1.17 OF THE COMMODITY FUTURES TRADING COMMISSION

December 31, 2008

Stockholders' equity		$ 11,953,253
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital		2,282,714
		14,235,967
Less: nonallowable assets		
Furniture, equipment, leasehold improvements, net		(512,226)
Prepaid expenses		(210,213)
Aged accounts receivable		(7,713)
Balance at foreign depositories		(338,993)
Security deposits		(46,066)
Non-allowable customer debits		(10,181)
Securities owned, non-marketable		(30,777)
Investment in subsidiary		(179,261)
Dividend accrual		(4,358)
Other deductions or charges:		
Stocks borrowed/stocks loaned		(8,422)
Customer and non-customer security accounts		(326)
Aged fail to deliver		(10,965)
		(1,359,501)
Net capital before haircuts		12,876,466
Haircuts		(86,842)
Net capital		$ 12,789,624
Aggregate debit items		$ 22,974,527
Computed minimum net capital required (2% of aggregate debit items per 15c3-3)		$ 459,491
Minimum net capital required (under SEC Rule 15c3-1)		$ 1,500,000
Excess net capital ($12,789,624 - $1,500,000)		$ 11,289,624
Percentage of net capital to aggregated debit items	$ 12,789,624 / $ 22,974,527	55.67%
Percentage of debt to debt-equity ratio	$ 2,282,714 / $ 14,235,967	16.03%

There are no material differences between the computation of net capital presented above and the unaudited computation as of December 31, 2008 filed by the Company on Form X17A-5 Part II.